09056974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53560

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HighTower Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 W. Monroe St., Suite 2300
(No. and Street)

Chicago, Illinois 60661
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert S. Pagliuco, CFO 312-962-3810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 E. Wacker Dr., Chicago, IL 60601
(Address) (City) (State) (Zip Code)

SEC
Mail Processing
Section
APR 03 2009
Washington, DC
105

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert S. Pagliuco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HighTower Securities, LLC, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

HOLLY FERGUSON
Notary Public, State of Illinois
My Commission Exp. April 18, 2010

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Managing Member
HighTower Securities, LLC:

We have audited the accompanying statement of financial condition of HighTower Securities, LLC (the Company) as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of HighTower Securities, LLC as of December 31, 2008 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2009

HIGHTOWER SECURITIES, LLC

Statement of Financial Condition

December 31, 2008

Assets

Cash	$	276,780
Deposits with clearing brokers		545,639
Due from affiliates		22,335
Prepaid expenses, accounts receivable, and other assets		73,233
Total assets	$	917,987

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	45,382
Due to affiliates		226,105
Total liabilities		271,487
Member's equity		646,500
Total liabilities and member's equity	$	917,987

See accompanying notes to statement of financial condition.

(1) Basis of Presentation and Nature of Operations

(a) Ownership and Basis of Presentation

HighTower Securities, LLC (the Company) is 100% wholly owned by HighTower Holding, LLC (the Parent). The Company follows U.S. generally accepted accounting principles.

The Company was organized as a limited liability company. The Company changed its name from United Fiduciary Securities, LLC to HighTower Securities, LLC on July 9, 2008. The Company is a member of the Financial Industry Regulatory Authority (FINRA).

(b) Nature of Operations

The Company is a registered broker-dealer subject to regulation by the Securities and Exchange Commission (SEC) and FINRA. The Company is in the business of providing full service securities brokerage services to retail and institutional customers, primarily through the services provided by its registered representatives and advisors. Pursuant to a clearing agreement between the Company and its primary clearing broker, National Financial Services, LLC all securities transactions are cleared on a fully disclosed basis.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of statements of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from management's estimates.

(b) Income Taxes

The Company is organized as a single-member limited liability company, and its taxable income is reported by the Parent. Therefore, there is no tax expense or benefit recorded by management.

The Company has elected the additional one-year deferral of adoption of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48), in accordance with the FASB Staff Position 48-3, Effective Date of FIN 48 for Certain Nonpublic Enterprises. The Company's existing accounting policy for evaluating uncertain tax positions is in accordance with Statement of Financial Accounting Standards (SFAS) No. 5, *Accounting for Contingencies.*

(c) Cash

At December 31, 2008, cash in banks included a minimum balance requirement of $100,000 as security for an irrevocable letter of credit issued as collateral for a STAMP Surety Bond required for performing signature and medallion guarantees for the transfer of certain assets and documents on behalf of its customers.

(d) ***Deposits with Clearing Brokers***

Deposits with clearing brokers consist of cash deposits and receivables from revenues earned, net of expenses incurred, from customer transactions conducted through its clearing broker. Included in this balance is a deposit of $50,000 that is required to be maintained as a part of the agreement with the Company's clearing broker.

(e) ***Estimated Fair Value of Financial Instruments***

SFAS No. 107, *Disclosure about Fair Value of Financial Instruments,* requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized in the statements of financial condition. Management estimates the aggregate fair value of other financial instruments recognized on the statement of financial condition (including deposits from clearing brokers and due from/to affiliates) approximates their fair value; as such, financial instruments are short-term in nature, bear interest at current market rates, or are subject to frequent repricing.

(3) Accounting Pronouncements

In September 2006, the FASB released SFAS No. 157 (SFAS 157), *Fair Value Measurements.* SFAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures regarding fair value measurements. The application of SFAS 157 was initially required for fiscal years beginning after November 15, 2007. During February 2008, the FASB issued FASB Staff Position (FSP) No. FAS 157-2, *Effective date of FASB Statement No. 157,* which delayed the effective date of SFAS 157 until fiscal years beginning after November 15, 2008 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis. During October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active,* which effective upon issuance clarified the application of SFAS 157 in an inactive market, including; how internal assumptions should be considered when measuring fair value, how observable market information that is not active should be considered, and how the use of market quotes should be used when assessing observable and unobservable data. There was no material impact to the Company's results of operations or financial position as a result of the adoption of SFAS 157 and FSP FAS 157-3 in 2008.

In January 2008, FASB Statement No. 159 (SFAS 159), *The Fair Value Option for Financial Assets and Financial Liabilities*, became effective. SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Company does not expect this guidance to have a material impact on its results of operations or financial position.

(4) Related Parties

At December 31, 2008, the Company had an amount due to HighTower Holding, LLC (the Parent) of $226,105 for certain shared expenses in accordance with an Expense Sharing Agreement dated June 30, 2008. The Expense Sharing Agreement provides for the Parent to provide certain services to the Company.

(Continued)

(5) Off-Balance-Sheet Risk and Concentration of Credit Risk

Credit risk is the amount of accounting loss the Company would incur if the counterparty failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations of the Company are performed by its clearing brokers pursuant to clearance agreements. The Company's exposure to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes.

In the normal course of business, the Company's clearing brokers make margin loans to the Company's customers, which are collateralized by customer securities. In permitting the customers to purchase securities on margin, the clearing brokers are exposed to the risk of a market decline that could reduce the value of the collateral held below the customers' indebtedness before the collateral can be sold, which could result in losses to the clearing brokers. The Company's agreement with the clearing brokers require the Company to reimburse the clearing brokers for any losses incurred related to customers introduced by the Company. The Company seeks to control the risk associated with customer activities by monitoring customer trading activity and by sharing in the commissions and fees earned by the registered representatives servicing those customers.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risk on bank deposits.

(6) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, as amended, administered by the SEC and FINRA, which requires the maintenance of minimum net capital. The Company is required to maintain net capital of the greater of 6-2/3% of aggregate indebtedness or $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $372,767, which was $322,767 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.73 to 1.

On January 28, 2009, the Parent made a cash capital contribution in the amount of $1 million. The purpose of the capital contribution is to ensure that the Company maintains net capital in excess of its requirements in anticipation of continued growth in the current fiscal period.

KPMG

HIGHTOWER SECURITIES, LLC

Statement of Financial Condition

December 31, 2008